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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*


                                 Resonate, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    76115Q104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 17, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /  Rule 13d-1(b)

        / /  Rule 13d-1(c)

        /X/  Rule 13d-1(d)

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104

--------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)

           13-337-6808
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)..................................................................

           (b)..................................................................
--------------------------------------------------------------------------------

    3.     SEC Use Only.........................................................
--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------

                           5.     Sole Voting Power     2,335,965
                        --------------------------------------------------------

  Number of Shares         6.     Shared Voting Power...........................
  Beneficially Owned    --------------------------------------------------------
  by Each Reporting
  Person With:             7.     Sole Dispositive Power     2,335,965
                        --------------------------------------------------------

                           8.     Shared Dispositive Power......................
--------------------------------------------------------------------------------

 9.         Aggregate Amount Beneficially Owned by Each
            Reporting Person                                 2,335,965
--------------------------------------------------------------------------------

 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)...................................................
--------------------------------------------------------------------------------

 11.        Percent of Class Represented by Amount in Row (9)       8.5%
--------------------------------------------------------------------------------

 12.        Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CO

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------


                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104

PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a sale by the reporting person of 664,552 shares of the Issuer's voting securities and to reflect a change in the controlling persons of the Reporting Person.

ITEM 1.

           (a)      NAME OF ISSUER:

                    Resonate, Inc.

           (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    385 Moffett Park Drive
                    Sunnyvale, CA 94089

ITEM 2.

           (a)      NAME OF PERSON FILING:

                    J.P. Morgan Partners (SBIC), LLC

                    Supplemental information relating to the ownership and control of the person filing this statement is included in
                    Exhibit 2(a) attached hereto.

           (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York  10020

           (c)      CITIZENSHIP:

                    Delaware

           (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock

           (e)      CUSIP NUMBER:

                    76115Q104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.  OWNERSHIP

           (a)      AMOUNT BENEFICIALLY OWNED:

                    2,335,965

           (b)      PERCENT OF CLASS:

                    8.5% (as of December 31, 2001)

           (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:



                               Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104

                         (i)      2,335,965
                         (ii)     Not applicable.
                         (iii)    2,335,965
                         (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10. CERTIFICATION

            Not applicable.



                               Page 4 of 12 Pages

                                 SCHEDULE 13G/A

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002

                                     J.P. MORGAN PARTNERS (SBIC), LLC



                                     By:   /s/ JEFFREY C. WALKER
                                         -------------------------------------
                                         Name:    Jeffrey C. Walker
                                         Title:   President


                               Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104


                                  EXHIBIT 2(A)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104


                                                                      SCHEDULE A

                         J.P MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                        Jeffrey C. Walker*
Executive Vice President                         Mitchell J. Blutt, M.D.*
Executive Vice President                         Arnold L. Chavkin*
Executive Vice President                         John M.B. O'Connor*
Managing Director                                Dr. Dana Beth Ardi*
Managing Director                                John R. Baron*
Managing Director                                Christopher C. Behrens*
Managing Director                                David S. Britts*
Managing Director                                Julie Casella-Esposito*
Managing Director                                Jerome Colonna*
Managing Director                                Rodney A. Ferguson*
Managing Director                                David L. Ferguson*
Managing Director                                David Gilbert*
Managing Director                                Eric A. Green*
Managing Director                                Michael R. Hannon*
Managing Director                                Donald J. Hofmann, Jr. *
Managing Director                                W. Brett Ingersoll*
Managing Director                                Alfredo Irigoin*
Managing Director                                Andrew Kahn*
Managing Director                                Jonathan R. Lynch*
Managing Director                                Thomas G. Mendell*
Managing Director                                Stephen P. Murray*
Managing Director                                Timothy Purcell*
Managing Director                                Faith Rosenfeld*
Managing Director                                Robert R. Ruggiero, Jr. *
Managing Director                                Susan L. Segal*
Managing Director                                Kelly Shackelford*
Managing Director                                Shahan D. Soghikian*
Managing Director                                Patrick J. Sullivan*
Managing Director                                Timothy J. Walsh*
Managing Director                                Richard D. Waters, Jr. *
Managing Director                                Damion E. Wicker, M.D.*
Managing Director                                Eric R. Wilkinson*
Senior Vice President                            Marcia Bateson*
Senior Vice President and Assistant Secretary    Mounir Nahas*
Senior Vice President and Assistant Secretary    Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                            Elisa R. Stein*
Vice President and Assistant Secretary           Jeffrey Glatt*
Vice President and Assistant Secretary           Puneet Gulati*
Vice President and Assistant Secretary           Sandra King*
Vice President and Assistant Secretary           Scott Kraemer*
Secretary                                        Anthony J. Horan**
Assistant Secretary                              Robert C. Caroll**
Assistant Secretary                              Denise G. Connors**

----------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104


                                   DIRECTORS(1)


                               Jeffrey C. Walker*


----------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

EXECUTIVE OFFICERS1

President                                        Jeffrey C. Walker*
Executive Vice President                         Mitchell J. Blutt, M.D.*
Executive Vice President                         Arnold L. Chavkin*
Executive Vice President                         John M.B. O'Connor*
Managing Director                                Dr. Dana Beth Ardi*
Managing Director                                John R. Baron*
Managing Director                                Christopher C. Behrens*
Managing Director                                David S. Britts*
Managing Director                                Julie Casella-Esposito*
Managing Director                                Jerome Colonna*
Managing Director                                Rodney A. Ferguson*
Managing Director                                David L. Ferguson*
Managing Director                                David Gilbert*
Managing Director                                Eric A. Green*
Managing Director                                Michael R. Hannon*
Managing Director                                Donald J. Hofmann, Jr. *
Managing Director                                W. Brett Ingersoll*
Managing Director                                Alfredo Irigoin*
Managing Director                                Andrew Kahn*
Managing Director                                Jonathan R. Lynch*
Managing Director                                Thomas G. Mendell*
Managing Director                                Stephen P. Murray*
Managing Director                                Timothy Purcell*
Managing Director                                Faith Rosenfeld*
Managing Director                                Robert R. Ruggiero, Jr. *
Managing Director                                Susan L. Segal*
Managing Director                                Kelly Shackelford*
Managing Director                                Shahan D. Soghikian*
Managing Director                                Patrick J. Sullivan*
Managing Director                                Timothy J. Walsh*
Managing Director                                Richard D. Waters, Jr. *
Managing Director                                Damion E. Wicker, M.D.*
Managing Director                                Eric R. Wilkinson*
Senior Vice President                            Marcia Bateson*
Senior Vice President and Assistant Secretary    Mounir Nahas*
Senior Vice President and Assistant Secretary    Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                            Elisa R. Stein*
Vice President and Assistant Secretary           Jeffrey Glatt*
Vice President and Assistant Secretary           Puneet Gulati*
Vice President and Assistant Secretary           Sandra King*
Vice President and Assistant Secretary           Scott Kraemer*
Secretary                                        Anthony J. Horan**
Assistant Secretary                              Robert C. Caroll**
Assistant Secretary                              Denise G. Connors**



----------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                               Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104



                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*








----------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                               Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104

                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                            William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                   Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                   David A. Coulter*
  Services and Management and Private Banking
Director of Human Resources                                                  John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                     Walter A. Gubert*
Vice Chairman                                                                Thomas B. Ketchum*
Director of Corporate Marketing and Communications                           Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                   Donald H. Layton*
Vice Chairman                                                                James B. Lee Jr. *
General Counsel                                                              William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration           Marc J. Shapiro*
Vice Chairman                                                                Jeffrey C. Walker**
Executive Vice President; General Auditor                                    William J. Moran*
Chief Financial Officer                                                      Dina Dublon*
Executive Vice President; Head of Market Risk Management                     Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                       David B. Edelson*
Managing Director; Head of Credit Risk Policy                                Suzanne Hammett*
Corporate Secretary                                                          Anthony James Horan*
Senior Vice President; Chief Compliance Officer                              Gregory S. Meredith*
Controller                                                                   Joseph L. Scalfani*
Assistant Corporate Secretary                                                James C. Berry*



                                   DIRECTORS(1)

                                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                           Retired Chairman of the Board and
                                            Chief Executive Officer
                                            Deere & Company
                                            One John Deere Place
                                            Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                           Chairman and Chief Executive Officer
                                            Bechtel Group, Inc.
                                            P.O. Box 193965
                                            San Francisco, CA 94119-3965
--------------------------------------------------------------------------------


----------------
1        Each of whom is a United States citizen.

*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.



                               Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Resonate, Inc.                                     CUSIP No.: 76115Q104


                                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                     BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                          The Hearst Corporation
                                          959 Eighth Avenue
                                          New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                      Chairman of the Board
                                          Honeywell International
                                          P.O. Box 3000
                                          Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                         Chairman of the Board
                                          Ryder System, Inc.
                                          3600 N.W. 82nd Avenue
                                          Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                       Retired Co-Chairman
                                          BP Amoco p.l.c.
                                          1111 Warrenville Road, Suite 25
                                          Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                           President and Trustee
                                          American Museum of Natural History
                                          Central Park West at 79th Street
                                          New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                     President and Chief Executive Officer
                                          The College Fund/UNCF
                                          9860 Willow Oaks Corporate Drive
                                          P.O. Box 10444
                                          Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.                 Chairman of the Board and
                                            Chief Executive Officer
                                          J.P. Morgan Chase & Co.
                                          270 Park Avenue, 8th Floor
                                          New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                         Of Counsel
                                          Skadden, Arps, Slate, Meagher
                                            & Flom LLP
                                          Four Times Square
                                          New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                           Chairman of the Board and
                                            Chief Executive Officer
                                          Exxon Mobil Corporation
                                          5959 Las Colinas Boulevard
                                          Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                         Chairman of the Board
                                          American Home Products Corporation
                                          5 Giralda Farms
                                          Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                            Chief Executive Officer
                                          U.S. Olympic Committee
                                          One Olympic Plaza
                                          Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                      Professor of Business Administration
                                            and Public Policy
                                          The University of Michigan
                                          School of Public Policy
                                          411 Lorch Hall, 611 Tappan Street
                                          Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                               Page 12 of 12 Pages